                       WINDSOR COAL COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22179
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995


                             CONTENTS

                                                                          Page

Statements of Income                                                         1

Balance Sheets                                                             2-3

Statements of Retained Earnings                                              4

Statements of Cost of Commercial Coal Sold and Shipped                       5

Analysis of Operating Reserves and Deferred Credits                          6

Information Concerning Capital Improvements                                  7

Analysis of Mining Plant in Service                                          8

Information Concerning Operations                                            9

Statements of Cost of Operation                                             10

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
                           WINDSOR COAL COMPANY
                           STATEMENTS OF INCOME
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)

                                                                               Three
                                                                               Months
                                                Month Ended                    Ended
                                 July 31,    August 31,    September 30,    September 30,
                                   1995         1995           1995             1995
                                                   (in thousands)
OPERATING REVENUES -
  Sales to Affiliated Company . . $3,491       $3,939          $3,705          $11,135

COST OF OPERATION (including
  Depreciation, Depletion and
  Amortization of Mining Plant
  of $371,000 in July,
  $275,000 in August
  and $244,000 in September). . .  3,207        3,741           3,539           10,487

OPERATING INCOME. . . . . . . . .    284          198             166              648

NONOPERATING INCOME . . . . . . .      3           18            -                  21

INCOME BEFORE INTEREST CHARGES. .    287          216             166              669

INTEREST CHARGES. . . . . . . . .      1            1               1                3

INCOME BEFORE FEDERAL
  INCOME TAXES. . . . . . . . . .    286          215             165              666

FEDERAL INCOME TAXES. . . . . . .    173          101              52              326

NET INCOME. . . . . . . . . . . . $  113       $  114         $   113          $   340

The common stock of the Company is
wholly owned by Ohio Power Company.

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

                           WINDSOR COAL COMPANY
                              BALANCE SHEETS
          BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)

                                                  July 31,     August 31,    September 30,
                                                    1995          1995           1995
                                                             (in thousands)

ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . .  $66,070       $66,028        $65,998
  Construction Work in Progress . . . . . . . . .      123           122            121
         Total Mining Plant . . . . . . . . . . .   66,193        66,150         66,119
  Accumulated Depreciation and Amortization . . .   28,492        28,942         29,370

         NET MINING PLANT . . . . . . . . . . . .   37,701        37,208         36,749

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .       14            12             19
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .      154            55             56
    Affiliated Companies. . . . . . . . . . . . .    2,254         3,259          2,440
  Coal. . . . . . . . . . . . . . . . . . . . . .      194           564            576
  Materials and Supplies. . . . . . . . . . . . .    3,956         3,910          3,931
  Accrued Tax Benefit . . . . . . . . . . . . . .     -             -               335
  Other . . . . . . . . . . . . . . . . . . . . .      228           277            311

         TOTAL CURRENT ASSETS . . . . . . . . . .    6,800         8,077          7,668

REGULATORY ASSETS . . . . . . . . . . . . . . . .    2,424         1,972          1,911

DEFERRED CHARGES. . . . . . . . . . . . . . . . .      320           309            302

           TOTAL. . . . . . . . . . . . . . . . .  $47,245       $47,566        $46,630

                           WINDSOR COAL COMPANY
                              BALANCE SHEETS
          BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)

                                                  July 31,     August 31,    September 30,
                                                    1995          1995           1995
                                                             (in thousands)
CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $100:
    Authorized - 5,000 Shares
    Outstanding - 4,064 Shares. . . . . . . . . .  $   406      $   406        $   406
  Paid-in Capital . . . . . . . . . . . . . . . .   10,470       10,470         10,470
  Retained Earnings . . . . . . . . . . . . . . .    2,178        2,292          2,405
         TOTAL SHAREHOLDER'S EQUITY . . . . . . .   13,054       13,168         13,281

LONG-TERM DEBT:
  Finance Obligations . . . . . . . . . . . . . .    8,517        8,470          8,422
  Advances from Parent Company. . . . . . . . . .      225          225            225
         TOTAL LONG-TERM DEBT . . . . . . . . . .    8,742        8,695          8,647

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . .    2,398        2,323          2,250
  Operating Reserves. . . . . . . . . . . . . . .    7,468        7,942          8,380
         TOTAL OTHER NONCURRENT LIABILITIES . . .    9,866       10,265         10,630

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . .      570          570            570
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .      513          598            578
    Affiliated Companies. . . . . . . . . . . . .      204          212            258
  Taxes Accrued . . . . . . . . . . . . . . . . .      607          639           -
  Accrued Vacation Pay. . . . . . . . . . . . . .      509          562            594
  Workers' Compensation Claims. . . . . . . . . .    2,262        2,217          2,178
  Obligations Under Capital Leases. . . . . . . .    1,368        1,270          1,173
  Other . . . . . . . . . . . . . . . . . . . . .    1,956        1,908          1,532
         TOTAL CURRENT LIABILITIES. . . . . . . .    7,989        7,976          6,883

REGULATORY LIABILITIES:
  Amounts Due to Parent Company for
    Future Income Tax Benefits. . . . . . . . . .    2,624        2,662          2,674
  West Liberty Portal Regulatory Liability. . . .      223          226            230
         TOTAL REGULATORY LIABILITIES . . . . . .    2,847        2,888          2,904

DEFERRED CREDITS. . . . . . . . . . . . . . . . .    4,747        4,574          4,285

           TOTAL. . . . . . . . . . . . . . . . .  $47,245      $47,566        $46,630

                           WINDSOR COAL COMPANY
                      STATEMENTS OF RETAINED EARNINGS
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)

                                                                                Three
                                                                                Months
                                                  Month Ended                   Ended
                                   July 31,    August 31,    September 30,   September 30,
                                     1995         1995           1995            1995
                                                       (in thousands)
BALANCE AT BEGINNING OF PERIOD. .   $2,065       $2,178         $2,292          $2,065

NET INCOME. . . . . . . . . . . .      113          114            113             340

BALANCE AT END OF PERIOD. . . . .   $2,178       $2,292         $2,405          $2,405

                           WINDSOR COAL COMPANY
          STATEMENTS OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                                                            July         August      September
                                                                            1995          1995         1995
                                                                             (in thousands, except as noted)
I.      Calculation of Cost-of-Capital Compensation:
        A. Equity Investment at Beginning of Month:
              Common Stock. . . . . . . . . . . . . . . . . . . . . . . . $    406      $    406      $    406
              Paid-in Capital (excluding item D). . . . . . . . . . . . .    8,353         8,353         8,353
              Excess of Acquisition Cost Over Net Book Value. . . . . . .      172           172           172
                                                                             8,931         8,931         8,931
        B. Rate of Return Allowable per HCAR No. 22179:
              12.04% per annum, 1.0033% per month (a) . . . . . . . . . .  .010033       .010033       .010033

        C. Earnings Allowable on Equity Investment
              1. Current Month. . . . . . . . . . . . . . . . . . . . . . $     89      $     90      $     89

              2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $    627      $    717      $    806

        D. Equity Investment for the month of December 1982 . . . . . . . $  2,117      $  2,117      $  2,117

        E. Rate of Return Allowable per HCAR No. 22179:
              13.58% per annum, 1.1317% per month . . . . . . . . . . . .  .011317       .011317       .011317

        F. Earnings Allowable: (re investment in item D)
              1. Current Month. . . . . . . . . . . . . . . . . . . . . . $     24      $     24      $     24

              2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $    168      $    192      $    216

        G. Total Earnings Allowable:
              1. Current Month (C.1. + F.1.). . . . . . . . . . . . . . . $    113      $    114      $    113

              2. Year-to-Date (C.2. + F.2.) . . . . . . . . . . . . . . . $    795      $    909      $  1,022

        H. Net Income per Statements of Income. . . . . . . . . . . . . . $    113      $    114      $    113
              Add: Interest Charges . . . . . . . . . . . . . . . . . . .        1             1             1
              Less: Nonoperating Income . . . . . . . . . . . . . . . . .        3            18          -

        I. Applied Cost-of-Capital Billing Adder:
              1. Current Month. . . . . . . . . . . . . . . . . . . . . . $    111      $     97      $    114

              2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $    782      $    879      $    993

II.     Monthly Billing Calculation:
        A. Total Operating Expense (b). . . . . . . . . . . . . . . . . . $  3,380      $  3,842      $  3,591

        B. Add: Monthly Cost-of Capital Billing
             Adder as Applied per I. 1. of Section I. . . . . . . . . . .      111            97           114

        C. Cost Applicable to Coal Sold and Shipped (c) . . . . . . . . . $  3,491      $  3,939      $  3,705

        D. Coal Sold and Shipped in Current Month (in tons) (c) . . . . .   62,330        70,094        65,691

        E. Average Price per Ton Sold and Shipped (in dollars) (C/D) (c).   $56.02        $56.19        $56.41

(a) HCAR No. 22179 pertains to only a portion of the equity investment ($7,497,000), however, the approved rate is being applied to Ohio Power Company's full equity investment, excluding retained earnings.
(b) As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.
(c) Sales were to an affiliated company for the Cardinal Plant.
/TABLE

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
                           WINDSOR COAL COMPANY
            ANALYSIS OF OPERATING RESERVES AND DEFERRED CREDITS
          BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995

                                                   July 31,    August 31,    September 30,
                                                     1995         1995           1995
                                                             (in thousands)

Operating Reserves:
  Accrued Postretirement Benefits
    Other Than Pensions . . . . . . . . . . . . .   $5,353       $5,468         $5,582
  Workers' Compensation . . . . . . . . . . . . .      857          889            911
  Postemployment Benefits . . . . . . . . . . . .      655          655            655
  Public Liability Insurance. . . . . . . . . . .        4            4              4
  Accrued Rent and Royalty. . . . . . . . . . . .      599          926          1,228

      Total Operating Reserves. . . . . . . . . .   $7,468       $7,942         $8,380

Deferred Credits:
  Income Taxes. . . . . . . . . . . . . . . . . .   $4,726       $4,537         $4,284
  Other . . . . . . . . . . . . . . . . . . . . .       21           37              1

      Total Deferred Credits. . . . . . . . . . .   $4,747       $4,574         $4,285

                           WINDSOR COAL COMPANY
                INFORMATION CONCERNING CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED SEPTEMBER 30, 1995

         There were no significant changes with regard to the Company's mining plant during the quarter.

                           WINDSOR COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                  AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION
          BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995

                                 July 31, 1995                    August 31, 1995                  September 30, 1995
                                               Net                                Net                                Net
                       Gross    Accumulated  Carrying     Gross    Accumulated  Carrying     Gross    Accumulated  Carrying
                       Cost      Provisions   Amount      Cost      Provisions   Amount      Cost      Provisions   Amount
                                                                  (in thousands)
          Description
Surface Lands. . . . . $   638     $  -       $   638     $   638     $  -       $   638     $   638    $  -        $   638

Mining Structures
  and Equipment. . . .  53,191      25,153     28,038      53,190      25,501     27,689      53,191     25,849      27,342

Coal Interests
  (net of depletion) .   2,200        -         2,200       2,159        -         2,159       2,128        -         2,128

Mine Development Costs  10,041       3,339      6,702      10,041       3,441      6,600      10,041      3,521       6,520

    Total Mining Plant
      in Service . . . $66,070     $28,492    $37,578     $66,028     $28,942    $37,086     $65,998    $29,370     $36,628

                           WINDSOR COAL COMPANY
                     INFORMATION CONCERNING OPERATIONS
                 FOR THE QUARTER ENDED SEPTEMBER 30, 1995

      There were no significant changes with regard to the Company's operations during the quarter.

                           WINDSOR COAL COMPANY
                      STATEMENTS OF COST OF OPERATION
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995

                                                                                   Three
                                                                                   Months
                                                   July       August   September   Ended
                                                   1995        1995       1995    9/30/95
                                                                (in thousands)
Direct Labor-UMW* . . . . . . . . . . . . . . . .$   102     $   156     $  145   $   403
Indirect Labor-UMW* . . . . . . . . . . . . . . .    304         419        375     1,098
Benefits-UMW* . . . . . . . . . . . . . . . . . .    416         416        375     1,207
Salaries and Benefits-Nonunion. . . . . . . . . .    354         360        349     1,063
Operating Supplies. . . . . . . . . . . . . . . .    150         202        209       561
Repair Parts and Materials. . . . . . . . . . . .    268         276        287       831
Electricity and Other Utilities . . . . . . . . .    113         118        129       360
Outside Services-Maintenance, Haulage
  and Reclamation . . . . . . . . . . . . . . . .    103         281        161       545
Taxes Other Than Federal Income Taxes** . . . . .    249          85        289       623
Rental of Equipment . . . . . . . . . . . . . . .    402         396        389     1,187
Depreciation, Depletion and Amortization. . . . .    371         275        244       890
Royalties . . . . . . . . . . . . . . . . . . . .     18          23         38        79
Mining Cost Normalization***. . . . . . . . . . .   (691)        263       (236)     (664)
Other Production Costs. . . . . . . . . . . . . .  1,090         841        797     2,728

Subtotal. . . . . . . . . . . . . . . . . . . . .  3,249       4,111      3,551    10,911

Transfers of Production Costs (to)/from
  Coal Inventory. . . . . . . . . . . . . . . . .    (42)       (370)       (12)     (424)

          Total . . . . . . . . . . . . . . . . .$ 3,207     $ 3,741     $3,539   $10,487

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in employee benefits.
*** Represents  the  deferral/accrual  required to  establish a  selling  price  based on forecasted  results  for  the  remainder of  the  year.  The amount  of  mining  cost normalization is  established on an "overall" company  basis (i.e., not itemized) and is eliminated by year-end.